

Mail Stop 4546

September 8, 2016

Via E-mail
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway, Inc.
3555 Farnam Street
Omaha, NE 68131

Re: **Berkshire Hathaway, Inc.**
       Form 10-K for the Fiscal Year December 31, 2015
       Filed February 29, 2016
       Form 10-Q Fiscal Quarter Ended March 31, 2016
       Filed May 6, 2016
       File No. 001-14905

Dear Mr. Hamburg:

      We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Manufacturing, Service and Retailing, page 44

1. We note the statement on page 15 in Mr. Buffett's February 27, 2016 letter to shareholders that operating expense figures for your Manufacturing, Service and Retailing Operations are non-GAAP because they exclude amortization of certain intangible assets. However, it is unclear from your disclosures whether such adjustments have been made when arriving at this segment's net earnings. Please reconcile for us this segment's GAAP operating expenses to non-GAAP operating expenses and explain how any adjustments are reflected in your segment footnote.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Note 12. Goodwill and other intangible assets, page 15

2. You disclose that other intangible assets at March 31, 2016 included preliminary fair values of intangible assets of PCC and Duracell of approximately $26 billion, which included approximately $17 billion in customer relationships and trade names that were preliminarily determined to have indefinite lives. Please separately quantify your customer relationships and explain to us in greater detail how you determined these relationships have indefinite lives. Refer to ASC 350-30-35-1 through 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountant, Sasha Parikh, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance